Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

February 2, 2010

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Amendment No. 4 to Registration Statement on Form S-1

Filed January 26, 2010

File Number 333-159680

Dear Mr. Schwall:

We have reviewed your comments sent February 2, 2010 regarding our recent S-1/A filing and are returning our written responses by way of this correspondence.  We have filed an amended form S-1 that includes our responses to your comments.  To facilitate your review we have sent by fax a copy of this letter and the marked pages that include all changes made to the document filed January 25, 2010.

Your comments and our responses that relate to File Number 333-159680 are as follows:

General

1.

Please provide updated disclosure with each amendment.  For example, please update your beneficial ownership table at page 33.

Response:

We have updated the disclosure of beneficial ownership on page 33 and reviewed other sections for additional required updates.

Use of Proceeds. page 12

2.

We note your disclosure at page 5 that proceeds will be used to further your exploration development drilling program in Tasmania However, we also note that the Special Exploration License 13/98 expired four months ago. With a view towards disclosure, please advise us regarding the status of your efforts to obtain the additional exploration licenses for exploration in Tasmania. In addition, please disclose how you intend to use the proceeds from this offering if you do not obtain such licenses.

Response:

We added information to the use of proceeds disclosure on page 12 that had been included in risk factors and elsewhere in the document to clearly indicate that the license had expired and that we had applied for additional licenses which had not yet been granted.  Should we not be successful with these license applications, we would reapply for license property in the same or other areas.  We have not identified additional property to acquire or license for exploration or development.  Our belief is that the license will be granted when this S-1 document is allowed to become effective and our offering is complete.

As a supplemental matter, if these responses and updates are not adequate to allow us to request effectiveness, we ask for a meeting to resolve remaining matters.  It is important to complete this filing and pursue the offering as soon as possible.

Closing Comments

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.  We ask your assistance to expedite your review of these comments and allow us to request acceleration of the effective date.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500